Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

	Year ended December 31,
(in Rmb million, except ratios)	2013	2014	2015	2016	2017
Fixed charges:
Interest expense(A)	1,553	2,387	3,683	4,061	2,899
Capitalized interest	2,049	1,842	1,385	1,430	2,495
Portion of rental expense which represents interest factor(B)	—	—	—	—	—

Total Fixed charges	3,602	4,229	5,068	5,491	5,394

Earnings available for fixed charges:
Pre-tax income from continuing operations	80,851	82,513	17,130	(5,275)	36,357
Less: Share of profits from equity-accounted entities	(895)	(1,006)	(1,903)	76	(855)
Add: Distributed income of equity investees	63	153	196	135	359
Add: Fixed charges	3,602	4,229	5,068	5,491	5,394
Less: Capitalized interest net of amortization(C)	(1,231)	(734)	(185)	(174)	(1,279)
Less: Net income – noncontrolling interests	—	—	—	—	—

Total Earnings available for fixed charges	82,390	85,155	20,306	253	39,976

Ratio of earnings to fixed charges	22.87	20.14	4.01	0.05	7.41

Notes:

(A)	Interest expense excludes unwinding of discount on provision for dismantlement.

Finance costs	3,457	4,774	6,118	6,246	5,044
Less: unwinding of discount on provision for dismantlement	(1,904)	(2,387)	(2,435)	(2,185)	(2,145)
Less: Others	—	—	—	—	—

Interest expense	1,553	2,387	3,683	4,061	2,899

(B)	Interest portion of rental expense under finance leases was included in the “interest expense.” Interest portion of rental expense under operating leases was considered insignificant to the Group and thus not included in the computation.

(C)

Capitalized interest	2,049	1,842	1,385	1,430	2,495
Less: Amortization of capitalized interest	(818)	(1,108)	(1,200)	(1,256)	(1,216)

Capitalized interest net of amortization	1,231	734	185	174	1,279